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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                              MEDIA ARTS GROUP, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                   COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  58439 C 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

 JAMES F. LANDRUM, JR., 521 CHARCOT AVENUE, SAN JOSE, CA 95131 (408) 922-1535
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              SEPTEMBER 17, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporing beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  10  Pages
                                        ----

                                   SCHEDULE 13D

CUSIP No. 58439 C 10 2                                   Page  2  of  10  Pages
          ------------                                         ---    ---

-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person

                                                   THOMAS KINKADE
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  / /
                                                    N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                                    N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant      / /
     to Items 2(d) or 2(e)                           N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                   UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) Sole Voting
 BENEFICIALLY OWNED                 Power            600,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) Shared Voting
                                    Power          3,140,651
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            600,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          3,140,651
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   3,740,651
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain         / /
     Shares*
                                                   N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                   27.41%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No. 58439 C 10 2                                   Page  3  of  10  Pages
          ------------                                         ---    ---

-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person

                                                   NANETTE KINKADE
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  / /
                                                    N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                                    N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant      / /
     to Items 2(d) or 2(e)                           N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                   UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) Sole Voting
 BENEFICIALLY OWNED                 Power          0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) Shared Voting
                                    Power          3,140,651
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power          0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          3,140,651
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   3,140,651
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain         / /
     Shares*
                                                   N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                   24.07%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

          Item 1 to Schedule 13D is hereby amended and restated in its entirety as follows:

          This statement relates to shares of Common Stock par value of $0.01 per share, of Media Arts Group, Inc., a Delaware Corporation (the "Issuer"). The address of Issuer's principal executive offices is 521 Charcot Avenue, San Jose, California 95131.


ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 to Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) The names of the persons filing are Thomas Kinkade and Nanette Kinkade (collectively, the "Reporting Persons").

          (b) The address of the principal business office of each Reporting Person is 521 Charcot Avenue, San Jose, California 95131.

          (c) Thomas Kinkade is the Creative Director and a member of the Board of Directors of the Issuer. Nanette Kinkade is a homemaker and the spouse of Thomas Kinkade.

          (d) Neither Reporting Person has been convicted in any criminal proceedings during the past five (5) years.

          (e) Neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

          (f)  Thomas Kinkade and Nanette Kinkade are United States citizens.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 3, 1997, Thomas Kinkade and the Issuer entered into a License Agreement (the "License Agreement"). Pursuant to the License Agreement, Thomas Kinkade granted the Issuer perpetual and exclusive rights to each image produced by Mr. Kinkade under the License Agreement as well as a library of over 160 existing Thomas Kinkade images. Pursuant to the License Agreement, Mr. Kinkade was granted, subject to stockholder approval, a 15-year option to purchase up to 600,000 shares of Common Stock at a per share exercise price of $12.375, which was the


                                        4 of 10
closing per share price of the Issuer's Common Stock on December 3, 1997. Pursuant to the License Agreement, a stock option agreement was also entered into between the Issuer and Thomas Kinkade as of December 3, 1997 (the "Option Agreement"). The grant of the 15-year option to purchase 600,000 shares of Common Stock to Thomas Kinkade was duly approved by the stockholders on September 17, 1998 at the 1998 Annual Stockholders' Meeting.

The information set forth in Item 4, Item 5 and Item 6 and provisions of the Option Agreement (a copy of which is attached as Exhibit 3 hereto) are incorporated by reference into this Item 3.

ITEM 4.   PURPOSE OF TRANSACTION

On December 3, 1997, Thomas Kinkade and the Issuer entered into a License Agreement (the "License Agreement"). Pursuant to the License Agreement, Thomas Kinkade granted the Issuer perpetual and exclusive rights to each image produced by Mr. Kinkade under the License Agreement as well as a library of over 160 existing Thomas Kinkade images. Pursuant to the License Agreement, Mr. Kinkade was granted, subject to stockholder approval, a 15-year option to purchase up to 600,000 shares of Common Stock at a per share exercise price of $12.375, which was the closing per share price of the Issuer's Common Stock on December 3, 1997. Pursuant to the License Agreement, a stock option agreement was also entered into between the Issuer and Thomas Kinkade as of December 3, 1997 (the "Option Agreement"). The grant of the 15-year option to purchase 600,000 shares of Common Stock to Thomas Kinkade was duly approved by the stockholders on September 17, 1998 at the 1998 Annual Stockholders' Meeting.

The information set forth in Item 3, Item 5 and Item 6 and provisions of the Option Agreement (a copy of which is attached as Exhibit 3 hereto) are incorporated by reference into this Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 to Schedule 13D is hereby amended, in pertinent part, as follows:

          (a) (i) The aggregate number of shares of Common Stock beneficially owned by Thomas Kinkade is 3,740,651 which represents 27.41% of the Issuer's outstanding Common Stock.

              (ii) The aggregate number of shares of Common Stock beneficially owned by Nanette Kinkade is 3,140,651, and represent 24.07% of the Issuer's outstanding Common Stock.


                                        5 of 10

          (b)  (i)  Thomas Kinkade has:

                    1) 600,000 shares as to which he has sole power to vote or to direct the vote
                    2) 3,140,651 shares as to which he has shared power to vote or to direct the vote
                    3) 600,000 shares as to which he has sole power to dispose or to direct the disposition
                    4) 3,140,651 shares as to which he has shared power to dispose or to direct the disposition

              (ii)  Nanette Kinkade has:

                    1) 0 shares as to which she has sole power to vote or to direct the vote
                    2) 3,140,651 shares as to which she has shared power to vote or to direct the vote
                    3) 0 shares as to which she has sole power to dispose or to direct the disposition
                    4) 3,140,651 shares as to which she has shared power to dispose or to direct the disposition

          (c) Except as set forth in Item 4, to the best knowledge of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transaction of the Issuer's Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 to Schedule 13D is hereby amended, in pertinent part, as follows:

On December 3, 1997, Thomas Kinkade and the Issuer entered into a License Agreement (the "License Agreement"). Pursuant to the License Agreement, Thomas Kinkade granted the Issuer perpetual and exclusive rights to each image produced by Mr. Kinkade under the License Agreement as well as a library of over 160 existing Thomas Kinkade images. Pursuant to the License Agreement, Mr. Kinkade was granted, subject to stockholder approval, a 15-year option to purchase up to 600,000 shares of Common Stock at a per share exercise price of $12.375, which was the closing per share price of the Issuer's Common Stock on December 3, 1997. Pursuant to the License Agreement, a stock option agreement was also entered into between the Issuer and Thomas Kinkade as of December 3, 1997 (the "Option Agreement"). The grant of the 15-year option to purchase up to 600,000 shares of Common Stock to Thomas Kinkade was duly approved by the stockholders on September 17, 1998 at the 1998 Annual Stockholders' Meeting.

The principal terms of the Option Agreement are as follows: All options underlying the Option Agreement are nonqualified stock options (as defined in
the Internal Revenue Code).   The Option Agreement provides for appropriate
adjustments in the number and


                                        6 of 10
kind of shares subject thereto in the event of a stock split, stock dividend or certain other similar changes in the Issuer's Common Stock and in the event of a merger, consolidation or certain other types of reorganization.

All of the options underlying the Option Agreement became fully exercisable upon grant on December 3, 1997 and expires on the fifteenth year anniversary thereof. Mr. Kinkade may exercise the option, or any portion thereof, by giving written notice to the Issuer at its principal executive office, to the attention of the Secretary of the Issuer, accompanied by a copy of the Stock Purchase Agreement attached to the Option Agreement executed by Mr. Kinkade (or at the option of the Issuer such other form of stock purchase agreement as shall then be acceptable to the Issuer), payment of the exercise price and payment of any applicable withholding taxes. The date the Issuer receives written notice of an exercise accompanied by payment will be considered as the date the option was exercised. Promptly after receipt of written notice of exercise of the option, the Issuer will, without stock issue or transfer taxes to Mr. Kinkade, deliver to him or such other person as he directs, a certificate or certificates for the requisite number of shares. Mr. Kinkade will not have any privileges as a stockholder with respect to any shares covered by the Option Agreement until the date of issuance of a stock certificate.

In the event Mr. Kinkade ceases to be an employee of the Issuer or any of its subsidiaries for any reason other than death or permanent disability, the options may be exercised at any time within twelve (12) months after the date of termination (but in no event after the expiration date of the option), but not thereafter. If Mr. Kinkade's termination is due to death or permanent disability, or if he dies or becomes disabled within the period that the option remains exercisable after termination, the option may be exercised by Mr. Kinkade in the case of disability, by his personal representative or by the person to whom the option is transferred by will or the laws of descent and distribution, at any time within two years after the death or two years after the disability of Mr. Kinkade (but in no event after the expiration of the option).

Payment in full must be made for all option shares purchased at the time written notice of exercise of the option is given to the Issuer, and proceeds of any payment shall constitute general funds of the Issuer. At the time of exercise of the option (or at such later time(s) as the Issuer may prescribe), Mr. Kinkade must remit to the Issuer all United States federal and state withholding taxes determined by the Issuer to be applicable.

The option is not assignable or transferable by Mr. Kinkade except by will or by the laws of descent and distribution. During Mr. Kinkade's lifetime, the option is exercisable only by him. Any attempt to assign, pledge, transfer, hypothecate or otherwise dispose of the option in a manner not permitted by the Option Agreement, and any levy of execution, attachment or similar process on the option, will be null and void.

Regardless of whether the sale of the exercised shares has been registered under the Securities Exchange Act of 1934, as amended (the "Act") or has been registered or qualified under the securities laws of any state, the Issuer may impose restrictions upon the sale, pledge or other transfer of exercised shares if, in the judgment of the Issuer and


                                        7 of 10
the Issuer's counsel, such restrictions are necessary or desirable in order to achieve compliance with the provisions of the Act, the securities laws of any state, or any other law.

The information set forth in Item 4, Item 5 and Item 6 and provisions of the Option Agreement (a copy of which is attached as Exhibit 3 hereto) are incorporated by reference into this Item 6.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1. Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade, which was filed as Exhibit 1 to Schedule 13D filed on March 5, 1997 and is incorporated herein by reference.

          Exhibit 2. License Agreement entered into as of December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade, filed on December 16, 1997 and is incorporated herein by reference.

          Exhibit 3. Stock Option Agreement dated December 3, 1997 by and between the Issuer and Thomas Kinkade.


                                        8 of 10

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


     /s/  Thomas Kinkade           September 24, 1998
-----------------------------
          Thomas Kinkade


     /s/  Nanette Kinkade          September 24, 1998
-----------------------------
          Nanette Kinkade


                                        9 of 10

                                     EXHIBIT INDEX



Exhibit No.         Document
-----------         --------

Exhibit 1.     Joint Filing Agreement dated March 5, 1997 by and between Thomas
               Kinkade and Nanette Kinkade, which was filed as Exhibit 1 to
               Schedule 13D filed on March 5, 1997 and is incorporated herein by reference.

Exhibit 2. License Agreement entered into as of December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade, filed on
               December 16, 1997 and is incorporated herein by reference.

Exhibit 3.     Stock Option Agreement dated December 3, 1997 by and between the
               Issuer and Thomas Kinkade.




                                        10 of 10